FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                 For the month of June 1, 2005 to June 30, 2005



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................










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                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated:  July 8, 2005













/s/ THINAGARAN
.........................................
(Signed by)
THINAGARAN
Director

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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                 For the month of June 1, 2005 to June 30, 2005



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


602      Resignation of Director




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                                                    CityView
                                                    Corporation Limited
                                                        ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                           ---------------------
                                                    Web:   www.cityviewcorp.com


June 13, 2005


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY           NSW               2000





                             RESIGNATION OF DIRECTOR

CityView Corporation Limited ("CityView") announces that Md Nazri Ramli has resigned as a Director of the Company.

The Board takes this opportunity to thank Md Nazri Ramli for his service and contribution over the past three years.

INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")


                 For the month of June 1, 2005 to June 30, 2005



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


No documents were lodged with ASIC during the month of June 2005.